UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ABOVENET, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00374N107

(CUSIP Number)

David A. Persing, Esq.
President & Secretary
JWK Enterprises LLC
c/o Metromedia Company
810 Seventh Avenue, 29th Floor, New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00374N107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JWK ENTERPRISES LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,440,608

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,440,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.676%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00374N107

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)
John W. Kluge, as Grantor, John W. Kluge as Trustee, and JP Morgan Trust Company of Delaware as Administrative Trustee, under Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as trustee,  and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,440,608

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,440,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.676%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00374N107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) John W. Kluge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,440,608

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,440,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.676%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                  Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read in its entirety as follows (unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D):

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “ Common Stock”), of Abovenet, Inc. (formerly Metromedia Fiber Network, Inc. (“MFN”)), a Delaware corporation (the “Company”) and is being filed by the undersigned to amend and supplement the Schedule 13D filed on September 18, 2003. The Company’s principal executive offices are Abovenet, Inc., 360 Hamilton Avenue, White Plains, New York 10601.

On August 3, 2009, the Board of Directors of the Company authorized a two-for-one Common Stock split, effected in the form of a 100% stock dividend, which was distributed on September 3, 2009.  Each shareholder of record on August 20, 2009 received one additional share of Common Stock for each share of Common Stock held on that date.  All share and per share information provided below have been retroactively adjusted to reflect the two-for-one stock split.

On May 20, 2002, MFN and substantially all of its domestic subsidiaries (each a “Debtor” and collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 (the “Chapter 11 Cases”) of the United States Bankruptcy Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  The Debtors remained in possession of their assets and properties and continued to operate their businesses and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court.

On July 1, 2003, the Debtors filed an amended Plan of Reorganization (“Plan of Reorganization”) and amended Disclosure Statement (“Disclosure Statement”).  On July 2, 2003, the Bankruptcy Court approved the Disclosure Statement and related voting procedures.  On August 21, 2003, the Bankruptcy Court confirmed the Plan of Reorganization.

The Debtors emerged from proceedings under Chapter 11 of the Bankruptcy Code on September 8, 2003 (the “Effective Date”).  In accordance with its Plan of Reorganization, MFN changed its name to AboveNet, Inc. (together with its subsidiaries, the “Company”) on August 29, 2003.  Equity interests in MFN received no distribution under the Plan of Reorganization and the equity securities of MFN were cancelled.

On September 8, 2003, the Company authorized 10,000,000 shares of preferred stock (with a $0.01 par value) and 30,000,000 shares of Common Stock (with a $0.01 par value).  On June 24, 2010, the shareholders approved an amendment to the Company’s certificate of incorporation, increasing the number of authorized shares of Common Stock from 30,000,000 to 200,000,000.

In 2003, the Company issued 17,500,000 shares of Common Stock, of which 17,498,276 were delivered and 1,724 shares were determined to be undeliverable and were cancelled, the rights to purchase 3,338,420 shares of Common Stock at a price of $14.97715 per share, under a rights offering (of which rights to purchase 3,337,984 shares of Common Stock have been exercised), five year stock purchase warrants to purchase 1,418,918 shares of Common Stock exercisable at a price of $10.00 per share (the “Five Year Warrants”), and seven year stock purchase warrants to purchase 1,669,316 shares of Common Stock exercisable at a price of $12.00 per share (the “Seven-Year Warrants”).  In addition, 2,129,912 shares of Common Stock were originally reserved for issuance under the Company’s 2003 Plan.

Item 2.                                  Identity and Background

Item 2 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a), (b), (c)    The persons filing this statement are:

(i) JWK Enterprises LLC, a Delaware limited liability company (“JWK Enterprises”), (ii) John W. Kluge, as Grantor, John W. Kluge as Trustee, and JP Morgan Trust Company of Delaware as Administrative Trustee, under Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as trustee,  and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust (the “Kluge Delaware Trust”), and (iii) John W. Kluge (“Kluge”).   The Kluge Delaware Trust, JWK Enterprises and Kluge are sometimes hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

JWK ENTERPRISES LLC

JWK Enterprises is a Delaware limited liability company.  The Kluge Delaware Trust is the sole member of JWK Enterprises and John W. Kluge is the sole manager of JWK Enterprises.   David A. Persing is the President and Secretary of JWK Enterprises and Edward A. Hopkins is the Vice President and Treasurer of JWK Enterprises. John W. Kluge was the initial sole member of JWK Enterprises and subsequently contributed his membership interest in JWK Enterprises to the Kluge Delaware Trust.  The principal business of JWK Enterprises is (i) to finance the operations of certain businesses affiliated with Kluge, (ii) to acquire, own, hold and dispose of cash, notes and securities and (iii) to do any and all acts and activities incidental or necessary to the foregoing.  The principal business address of JWK Enterprises is 15004 Sunflower Court, Rockville, Maryland 20853-1748.

KLUGE DELAWARE TRUST

The Kluge Delaware Trust is a grantor trust formed under the terms of the Trust Agreement, dated April 4, 2008 (the “Trust Agreement”), between John W. Kluge, as Grantor, John W. Kluge, as Trustee and JP Morgan Trust Company of Delaware, as Administrative Trustee. The trustee of the Kluge Delaware Trust is John W. Kluge. Under the Trust Agreement the trustee has the voting and dispositive power over the corpus of the Kluge Delaware Trust. John W. Kluge is the only director, executive officer and controlling person of the Kluge Trust within the meaning of Instruction C to Schedule 13D of the Exchange Act and his residence or business addresses and present principal occupations or employment are set forth below.

JOHN W. KLUGE

The business address of John W. Kluge is c/o Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, NY 10019. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership (“Metromedia”).

(d)         None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            John W. Kluge is a citizen of the United States of America.

Item 3.                                  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read in its entirety as follows (unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D):

On August 16, 2010 JWK Enterprises exercised Seven-Year Warrants to purchase 52,244 shares of the Issuer’s Common Stock at an exercise price of $12.00 per share for an aggregate purchase price of $626,928 (the “JWK Seven-Year Warrants”).  On August 25, 2008 JWK Enterprises exercised warrants to purchase 44,408 shares of the Issuer’s Common Stock at an exercise price of $10 per share for an aggregate exercise price of $444,080 (the “JWK Five-Year Warrants” and together with the JWK Seven-Year Warrants, the “JWK Warrants’).  The source of the funds used by JWK Enterprises to consummate the purchase of the JWK Warrants was a capital contribution from Kluge’s personal funds to JWK Enterprises.

Prior to the purchase of the JWK Warrants by JWK Enterprises, a trust affiliated with Kluge (the “Kluge 1984 Trust”) contributed its interest in the Issuer’s Common Stock to Kluge and Kluge contributed that interest to JWK Enterprises.   Kluge then contributed his membership interest in JWK Enterprises to the Kluge Delaware Trust.

The Kluge 1984 Trust acquired its interest in the Issuer’s Common Stock as follows:

Prior to the Effective date of the Plan, the Kluge 1984 Trust asserted certain claims against the Company in the Chapter 11 Cases with respect to certain securities of the Company held by the Kluge 1984 Trust. Those claims include, without limitation, an Unsecured Claim of approximately $150,000,000 pursuant to the terms of the 8.5% Senior Convertible Notes due, which is the only Class 1(b) Claim under the Plan and the MFN Senior Unsecured Noteholder Claim of approximately $50,000,000, which is a Class 6(a) Claim under the Plan.

Pursuant to the terms of the Plan, in respect to the Class 1(b) Claim, the Kluge 1984 Trust acquired in the aggregate 1,889,546 shares of Common Stock as of the Effective Date, in exchange for (i) the Kluge Cancellation (defined below) and (ii) the reinvestment by the Kluge 1984 Trust, in Cash, of all amounts paid to the Kluge 1984 Trust by the Company during the Chapter 11 Cases, including all prior principal and interest payments, which amount equals approximately $12.7 million. The aggregate amount of funds required by the Kluge 1984 Trust to acquire the shares was approximately $12.7 million, which were the personal funds of the Kluge 1984 Trust.

Under the Plan, Kluge, the Kluge 1984 Trust, Metromedia, and any Kluge Insider, for themselves and their successors, assigns and transferees have irrevocably agreed to the cancellation, effective on the Effective Date, of all of their Claims against all of the Company and its subsidiaries, including (i) the Unsecured Claim of approximately $150,000,000 against the Company pursuant to the terms of the 8.5% Senior Convertible Notes due 2011, which Senior Convertible Notes shall be cancelled and (ii) any Setoff Claims; provided, however, that notwithstanding the foregoing, (x) the Kluge Insiders and the Kluge 1984 Trust retained any Class 6(b) or Class 7 claims for rights of indemnification as provided for in the Plan, (y) the Class 6(a) Claims held by the Kluge 1984 Trust up to and including an aggregate principal Face Amount of $50 million (other than Class 6(a) Claims (A) consisting of Senior Convertible Notes, which Senior Convertible Notes were cancelled, and (B) in excess of $50 million in aggregate principal Face Amount) received identical treatment as Class 6(a) Claims held by holders other than the Kluge 1984 Trust, and (z) the Kluge 1984 Trust shall be entitled to have its Claims resolved in the manner provided for in the Plan (the foregoing cancellation being referred to as the “Kluge Cancellation”).

In addition, pursuant to the terms of the Plan, in respect of the Kluge Class 6(a) Claims, the Kluge 1984 Trust was entitled to receive, in full and final satisfaction, settlement and release and discharge of, and in exchange for, any Kluge Class 6(a) Claims, additional shares of Common Stock, Five-Year Warrants and Seven -Year Warrants.

In accordance with the Plan and the Confirmation Order, the Kluge1984 Trust, with respect to its Class 1(b) Claim, Class 6(a) Claim, and certain Rights unexercised by certain other holders of Allowed Claims, exercised Rights for 454,410 Rights Shares at an exercise price of $14.97715per share.

Item 4.                                  Purpose of Transaction

As previously reported.

Item 5.                                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

The matters set forth in Items 2 and 3 above are incorporated in this Item 5 by reference as if fully set forth herein.

(a)

JWK ENTERPRISES

As of August 16, 2010, JWK Enterprises owns of record 2,440,608 shares of Common Stock.

KLUGE DELAWARE TRUST

As of August 16, 2010, as holder of Kluge’s membership interest in JWK Enterprises, JWK Enterprises would be deemed to beneficially own 2,440,608 shares of the Common Stock beneficially owned by JWK Enterprises. As such, JWK Enterprises is deemed to be the beneficial owner of an aggregate of 2,440,608 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 25,170,404 shares of the Common Stock outstanding as of August 2, 2010, represents approximately 9.676% of the outstanding shares of the Common Stock.

JOHN W. KLUGE

As of August 16, 2010, as grantor and trustee of, the Kluge Delaware Trust, Mr. Kluge would be deemed to beneficially own the 2,440,608 shares of the Common Stock beneficially owned by the Kluge Delaware Trust. As such, Kluge is deemed to be the beneficial owner of an aggregate of 2,440,608 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 25,170,404 shares of the Common Stock outstanding as of August 2, 2010, represents approximately 9.676% of the outstanding shares of the Class A Common Stock.

(b)

JWK ENTERPRISES

JWK Enterprises sole membership interest is owned by the Kluge Delaware Trust and John W. Kluge is the grantor and sole trustee of the Kluge Delaware Trust.  Thus, JWK Enterprises shares voting and dispositive power over the 2,440,608 shares of Common Stock with the Kluge Delaware Trust and Kluge.

KLUGE DELAWARE TRUST

The Kluge Delaware Trust holds the sole membership interest in JWK Enterprises.  Kluge is the grantor and sole trustee of the Kluge Delaware Trust.  Thus, the Kluge Delaware Trust shares voting and dispositive power over the 2,440,608 shares of Common Stock with JWK Enterprises and Kluge.

JOHN W. KLUGE

John W. Kluge is the grantor and sole trustee of the Kluge Delaware Trust.   The Kluge Delaware trust holds the sole membership interest in JWK Enterprises.  Thus, John W. Kluge shares voting and dispositive power over the 2,440,608 shares of Common Stock with JWK Enterprises and the Kluge Delaware Trust.

(c)          Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)         Other than as set forth herein, to the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by JWK Enterprises.

(e)          Not applicable.

Item 6.                                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended in its entirety as follows:

None.

Item 7.                                  Material to be Filed as Exhibits

Exhibit 1:

Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

Exhibit 2:	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

Exhibit 3:

Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

Exhibit 4:	Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber

Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

Exhibit 5:	Joint Filing Agreement among the Reporting Persons, dated as of August 16, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2010
Date

JWK ENTERPRISES LLC

By:	/s/ John W. Kluge
Signature

John W. Kluge, Manager
Name/Title

August 17, 2010
Date

John W. Kluge, as Grantor, John W. Kluge as Trustee, and JP Morgan Trust Company of Delaware as Administrative Trustee, under Trust Agreement, dated April 4, 2008, between John W. Kluge, as grantor, John W. Kluge as trustee, and JP Morgan Trust Company of Delaware, as Administrative Trustee, a Delaware trust.

By:	/s/ John W. Kluge
Signature

John W. Kluge
Name/Title

August 17, 2010
Date

/s/ John W. Kluge
Signature

John W. Kluge
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit No.	Description

2.1

Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.2	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.3

Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

2.4

Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 4, 2003)

99.1	Joint Filing Agreement among the Reporting Persons, dated as of August 16, 2010